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                              September 13, 2021

       Carsten Breitfeld
       Global Chief Executive Officer
       Faraday Future Intelligent Electric Inc.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-258993
                                                            Filed August 20,
2021

       Dear Dr. Breitfeld:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Delaware holding company with operations conducted by your
                                                        subsidiaries based in
China and Hong Kong, and that this structure involves unique risks to investors. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your ordinary shares or could significantly limit or completely hinder the
selling shareholders    ability to offer or continue to offer securities
 Carsten Breitfeld
FirstName LastNameCarsten      Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany 13,
September  NameFaraday
               2021        Future Intelligent Electric Inc.
September
Page 2    13, 2021 Page 2
FirstName LastName
         to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or maintain its listings on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
and Hong Kong
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely
         hinder the selling shareholders    ability to offer or continue to
offer securities to investors
         and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission that you, your subsidiaries, or your selling shareholders are required to obtain from Chinese authorities to operate and offer these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace
         Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any
 Carsten Breitfeld
Faraday Future Intelligent Electric Inc.
September 13, 2021
Page 3
         dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.
Risk Factors
Risks Related to FF's Operations in China, page 26

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder the selling shareholders' ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
9. We note the risk factor regarding PCAOB inspection limitations. Please revise to clarify whether any auditors of your subsidiaries currently are not subject to PCAOB
FirstName LastNameCarsten Breitfeld
       inspections. Please further assess the applicable risks, including risks relating to the
Comapany   NameFaraday
       quality            Future Intelligent
               of your consolidated financialElectric Inc. Refer to CF Disclosure Guidance:
                                              statements.
       Topic
September  13,No. 10.Page 3
               2021
FirstName LastName
 Carsten Breitfeld
FirstName LastNameCarsten      Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany 13,
September  NameFaraday
               2021        Future Intelligent Electric Inc.
September
Page 4    13, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Michael P. Heinz